(TRANSLATION)


To Whom It May Concern:

                                                                    June 7, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                  Notice of the Results of Repurchase of Shares through N-NET Closing Price Orders on Nagoya Stock Exchange

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares as follows with respect to the notice of repurchase of shares made to you yesterday (June 6, 2005).


1.   Type of shares repurchased                    Shares of common stock of TMC

2.   Aggregate number of shares repurchased        16,000,000 shares

3.   Purchase price                                JPY 3,860 per share

4.   Aggregate purchase price                      JPY 61,760,000,000

5.   Date of repurchase                            June 7, 2005 (Tuesday)

6.   Method of repurchase                          Purchase through N-NET
                                                   closing price orders on the
                                                   Nagoya Stock Exchange



(Reference)

Matters resolved at the 100th Ordinary General Shareholders' Meeting held on June 23, 2004.

o    Type of shares to be repurchased              Shares of common stock of TMC

o    Aggregate number of shares to be repurchased  Up to 65,000,000 shares

o    Aggregate purchase price of shares            Up to JPY 250,000,000,000


Shares having been repurchased up to June 7, 2005

o    Aggregate number of shares repurchased        59,456,500 shares

o    Aggregate purchase price of shares            JPY 246,540,215,000


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Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)